UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 3)

DST Systems, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

233326107

(CUSIP Number)

Thomas A. Early
100 Fillmore Street
Denver, Colorado 80206
(303) 691-3905
(303) 394-7714 (facsimile)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 25, 2003

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:   ☐

     • The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 7 Pages)

CUSIP No. 233326107	Schedule 13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

Janus Capital Group Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
Not applicable
           (a)   ☐
           (b)   ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

00

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
Not applicable
☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7.	SOLE VOTING POWER
NUMBER OF		None

SHARES	8.	SHARED VOTING POWER
		39,724,052
BENEFICIALLY

OWNED BY EACH	9.	SOLE DISPOSITIVE POWER
		None
REPORTING

PERSON	10.	SHARED DISPOSITIVE POWER
		39,724,052
WITH

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,724,052

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* Excludes [51,140] shares beneficially owned by the directors and executive officers of the Reporting Person.

☒

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          34.3%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 233326107	Schedule 13D	Page 3 of 7 Pages

Preliminary Statement

     This Amendment No. 3 to Schedule 13D (the “Amendment”) is filed on behalf of Janus Capital Group Inc. (“Janus”), a Delaware corporation formerly known as Stilwell Financial Inc. Reference is made to the initial statement on Schedule 13D filed on July 10, 2000, amended as of December 12, 2001 and further amended as of January 10, 2003 (the “Janus Statement”). The Janus Statement is hereby further amended and supplemented as follows:

Item 2. Identity and Background

     This Schedule is being filed by Janus (the “Reporting Person”).

     Janus is a holding company with operations in the financial services business. The principal executive office of Janus is located at 100 Fillmore Street, Denver, Colorado 80206.

     Neither the Reporting Person nor any of its directors or executive officers hereinafter listed has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither the Reporting Person nor any of its directors or executive officers hereinafter listed has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

DIRECTORS AND EXECUTIVE OFFICERS

     Each of the directors and executive officers of the Reporting Person, whose names appear below, except Robert Skidelsky, is a citizen of the United States of America, and is principally employed by the Reporting Person in the capacities shown, except as otherwise indicated. Robert Skidelsky is a citizen of Great Britain.

     The business address of the directors and executive officers of Janus is 100 Fillmore Street, Denver, Colorado 80206.

Directors (excluding executive officers who are directors)

P.F. Balser	Partner at Ironwood Partners, LLC and Generation Partners, L.P., investment firms specializing in privately negotiated equity transactions

R.N. Burt	Retired

G.A. Cox	Adjunct Professor at Daniels College of Business, University of Denver

J.P. Craig III	Principal of Opportunity Capital, LLC, a charitable trust foundation

H.Y. Hayes	Managing Director of Investments at Janus Capital Management LLC

L.H. Rowland	Retired

S.L. Scheid	Retired

R. Skidelsky	Chairman of The Social Market Foundation; Chair of Political Economy at Warwick University, Coventry, England

CUSIP No. 233326107	Schedule 13D	Page 4 of 7 Pages

Executive Officers

M.B. Whiston	Vice Chairman of the Board, President, Chief Executive Officer and Director

G.C. Miller	Executive Vice President and Chief Operating Officer

L.O. Soderberg	Executive Vice President and Managing Director of Institutional Services

L.M. Starr	Senior Vice President and Chief Financial Officer

T.A. Early	Senior Vice President, General Counsel, Chief Corporate Affairs Officer and Secretary

R.T. Hudner	Senior Vice President of Operations and Technology

R.C. Beery	Senior Vice President and Chief Marketing Officer

M.R. Luoma	Vice President and Treasurer

G.A. Frost	Vice President and Controller

Item 4. Purpose of Transaction

     The disclosure in Item 4 is hereby amended and supplemented by adding the following:

     On August 25, 2003, Janus, DST and DST Output Marketing Services, Inc. (“OMS”), a wholly owned subsidiary of DST, entered into a share exchange agreement, pursuant to which, upon the satisfaction of the terms and conditions set forth in such agreement, DST will acquire from Janus 32.3 million shares of DST Common Stock (27.9 % of the outstanding shares) in exchange for all of the stock of OMS, which is part of DST’s Output Solutions segment. At the time of the exchange, OMS will hold an operating commercial printing and graphics design business and additional cash to approximately equalize the value of the operating business and the DST shares being exchanged. Upon completion of the transaction, Janus will still own approximately 7.4 million shares of DST Common Stock (approximately 9% of the outstanding shares, on a pro forma basis) but DST will hold a proxy to vote those shares. The agreement also provides for certain restrictions on the acquisition and/or disposition of shares of DST Common Stock by Janus following the completion of the transaction.

     Janus and DST have agreed that the exchange value of the DST shares at closing will be determined based on the average price of DST Common Stock during the twenty trading day period prior to the close of the transaction, but at not less than $30.00 per share nor more than $34.50 per share. On this basis, and including the value of its other assets, OMS would have an approximate aggregate value of between $969 million to $1.114 billion, and its assets at closing would include cash of approximately $854 million to $999 million.

     The definitive agreement is subject to a number of closing conditions, including DST stockholder approval, Hart-Scott-Rodino clearance and the receipt of final tax opinions. Subject to satisfaction of those conditions, the transaction is expected to close in the fourth quarter of 2003.

     The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Share Exchange Agreement which is filed as Exhibit A hereto and incorporated by reference.

Item 5. Interest in Securities of the Issuer.

     Janus directly holds 39,724,052 shares of Common Stock of DST.

REPORTING PERSON

CUSIP No. 233326107	Schedule 13D	Page 5 of 7 Pages

     (a)  The responses to Items 11 and 13 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (a) of this Item 5. The percentage of the outstanding Common Stock of DST was calculated based upon the shares shown outstanding on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2003.

     (b)  The responses to Items 7, 8, 9 and 10 of the inside cover page of this Schedule 13D are hereby incorporated by reference in response to paragraph (b) of this Item 5.

     (c)  The Reporting Person had the following transactions in the Common Stock during the 60 days prior to the date of this Schedule:

None

     (d)  No person, other than the Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock.

     (e)  Not applicable.

DIRECTORS AND EXECUTIVE OFFICERS

			Voting Power		Dispositive Power
	Total	Percent
Name	Owned	of Class	Sole	Shared	Sole	Shared

Directors (excluding executive officers who are directors)
Balser	11,000	*	11,000	0	11,000	0
Burt	0	0%	0	0	0	0
Cox	0	0%	0	0	0	0
Craig	0	0%	0	0	0	0
Hayes	0	0%	0	0	0	0
Rowland	40,140	*	40,140	0	40,140	0
Scheid	0	0%	0	0	0	0
Skidelsky	0	0%	0	0	0	0
Executive Officers
Whiston	0	0%	0	0	0	0
Miller	0	0%	0	0	0	0

CUSIP No. 233326107	Schedule 13D	Page 6 of 7 Pages

			Voting Power		Dispositive Power
	Total	Percent
Name	Owned	of Class	Sole	Shared	Sole	Shared

Soderberg	0	0%	0	0	0	0
Starr	0	0%	0	0	0	0
Early	0	0%	0	0	0	0
Hudner	0	0%	0	0	0	0
Beery	0	0%	0	0	0	0
Luoma	0	0%	0	0	0	0
Frost	0	0%	0	0	0	0

*	Less than one percent.

     None of the above named directors or executive officers have had any transactions in the Common Stock of DST during the 60 days prior to the date of this Schedule.

     No person, other than the respective directors or executive officers, has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by such director or officer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The disclosure in Item 6 is hereby amended and supplemented by adding the following:

     Reference is made to the share exchange agreement described in Item 4, which is incorporated herein by reference.

     The directors and executive officers of the Reporting Person currently have no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

     Exhibit A — Share Exchange Agreement*

•     Portions of Exhibit A have been redacted pursuant to a Request for Confidential Treatment filed with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Redacted portions are indicated with the notation “[***]”.

CUSIP No. 233326107	Schedule 13D	Page 7 of 7 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2003

Janus Capital Group Inc.

By:	/s/ Thomas A. Early
Name: Title:	Thomas A. Early Vice President, General Counsel and Chief Corporate Affairs Officer

EXHIBIT INDEX

Exhibit No.	Description

A	Share Exchange Agreement*

•     Portions of Exhibit A have been redacted pursuant to a Request for Confidential Treatment filed with the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended. Redacted portions are indicated with the notation “[***]”.